                                                                  Exhibit (a)(1)


                           OFFER TO PURCHASE FOR CASH

                   ALL THE OUTSTANDING SHARES OF COMMON STOCK

                                       OF
                            THE FORTRESS GROUP, INC.
                                       BY

                           FG ACQUISITION CORPORATION
                          A WHOLLY-OWNED SUBSIDIARY OF

                               LENNAR CORPORATION
                                      FOR
                              $3.68 NET PER SHARE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON
              MONDAY, JULY 22, 2002, UNLESS THE OFFER IS EXTENDED.

     THIS OFFER IS BEING MADE BY FG ACQUISITION CORPORATION (THE "PURCHASER") FOR ALL OF THE OUTSTANDING SHARES OF COMMON STOCK OF THE FORTRESS GROUP, INC. (THE "COMPANY") THAT ARE NOT OWNED BY THE PURCHASER. THIS OFFER IS SUBJECT TO SOME CONDITIONS -- SEE SECTION 5.

                                   IMPORTANT

     Any stockholder who wishes to tender shares should (A) complete and sign the enclosed Letter of Transmittal (or a facsimile of one) in accordance with the instructions set forth in the Letter of Transmittal and (B) mail or deliver it, together with the certificate(s) representing the tendered shares and any other required documents, to the Depositary named on the back cover of this Offer to Purchase or (C) tender the shares using the procedures for book-entry transfer described in Section 3. A stockholder whose shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact the nominee in order to tender shares.

     A stockholder who wishes to tender shares but whose certificates are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender the shares by following the procedures for guaranteed delivery described in Section 3.

     Questions and requests for assistance, or for additional copies of this Offer to Purchase, the Letter of Transmittal, or other tender offer materials, may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Holders of shares may also contact brokers, dealers or banks for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE OFFER; PASSED UPON THE MERITS OR FAIRNESS OF THE OFFER; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 June 20, 2002

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
INTRODUCTION................................................     1
SUMMARY TERM SHEET..........................................     2
THE TENDER OFFER............................................     5
 1.  Terms of the Offer.....................................     5
 2.  Acceptance for Payment and Payment for Shares..........     6
 3.  Procedures for Tendering Shares........................     7
 4.  Withdrawal Rights......................................     9
 5.  Conditions of the Offer................................    10
 6.  Certain Federal Income Tax Consequences................    11
 7.  Price Range of Shares..................................    12
 8.  Certain Information Concerning the Company.............    12
 9.  Information Concerning the Purchaser and Lennar........    14
10.  Source and Amount of Funds.............................    15
11.  Background of the Offer; Contacts with the Company.....    15
12.  Purposes of the Offer and Proposed Merger; Plans for
  the Company...............................................    20
13.  The Merger.............................................    20
14.  Certain Effects of the Transaction.....................    22
15.  Dividends and Distributions............................    23
16.  Certain Legal Matters; Regulatory Approvals............    23
17.  Fees and Expenses......................................    24
18.  Miscellaneous..........................................    24
SCHEDULE I..................................................   I-1
SCHEDULE II.................................................  II-1

TO THE HOLDERS OF SHARES OF COMMON STOCK OF THE FORTRESS GROUP, INC.:

                                  INTRODUCTION

     FG Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Lennar Corporation ("Lennar"), a Delaware corporation, hereby offers to purchase all the outstanding shares of common stock ("Common Stock" or "Shares"), par value $0.01 per share, of The Fortress Group, Inc. (the "Company"), a Delaware corporation, which are not already owned by the Purchaser, at a price (the "Offer Price") of $3.68 per Share, net to the seller in cash without interest. The Purchaser is making this offer upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which terms and conditions constitute the "Offer"). The Offer will expire at 5:00 p.m., New York City time, on Monday, July 22, 2002, unless it is extended.

     This Offer is not conditioned on a minimum number of Shares' being tendered. The Purchaser already owns 21.7% of the outstanding Shares, which it acquired on June 17, 2002 in accordance with a Securities Purchase Agreement (the "Securities Purchase Agreement") dated that day, among the Purchaser, Lennar, Prometheus Homebuilders LLC and Robert Short. Under the Securities Purchase Agreement, the Purchaser also acquired all of the Company's Class AAA preferred stock ("Preferred Stock"), and acquired or agreed to acquire on August 1, 2002 warrants which, if exercised, and taking into account the voting power of the Preferred Stock, would increase the Purchaser's voting power to 76.2% of all the votes which can be cast by the Company's stockholders. The Purchaser will accept all Shares that are properly tendered in response to the Offer and not withdrawn, regardless of how many Shares that may be. At the same time Lennar and the Purchaser signed the Securities Purchase Agreement, they and the Company entered into a Plan and Agreement of Merger (the "Merger Agreement"), in which the Purchaser agreed to make the Offer and the Purchaser and the Company agreed that if the Purchaser purchases the Shares that are properly tendered in response to the Offer and not withdrawn, or the Purchaser fails to purchase those Shares under circumstances that would constitute a breach of the Purchaser's obligations under the Merger Agreement, and the conditions in the Merger Agreement have been fulfilled or waived, the Purchaser will be merged into the Company in a transaction (the "Merger") in which all the remaining stockholders, other than the Purchaser, will receive the same amount in cash that they would have received if they had tendered their Shares in response to the Offer and Lennar will become the sole stockholder of the company which survives the Merger (which will be the Company). Lennar and the Purchaser can (but will not be required to) cause the Merger to take place even if the Purchaser terminates the Offer without purchasing the Shares because one of the conditions to the Offer was not fulfilled.

     The principal purpose of the Offer is a step in Lennar's becoming the sole stockholder of the Company.

     Tendering stockholders will not be required to pay brokerage fees or commissions or, except as set forth in Instruction 6 to the Letter of Transmittal, stock transfer taxes as a result of the sale of Shares to the Purchaser in response to the Offer. However, any tendering stockholder who fails to complete and sign the Substitute Form W-9 included in the Letter of Transmittal may be subject to a required backup Federal income tax withholding of 30% of the gross proceeds payable for the tendered shares. See Section 6. The Purchaser will pay all charges and expenses of EquiServe, as Depositary (the "Depositary"), and D.F. King & Co., Inc., as Information Agent (the "Information Agent") in connection with the Offer. See Section 17.

     Conditions to the Offer. The Offer is subject to some conditions. They are described in Section 5. HOWEVER, THE OFFER IS NOT CONDITIONED ON A MINIMUM NUMBER OF SHARES BEING TENDERED OR ON THE PURCHASER'S OBTAINING FINANCING. The Purchaser has the right, in its sole discretion, to waive any of the conditions to the Offer. See Section 5.

     THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH YOU SHOULD READ CAREFULLY BEFORE YOU MAKE ANY DECISION WITH RESPECT TO THE OFFER.

                               SUMMARY TERM SHEET

     This summary highlights important information from this Offer to Purchase, but does not purport to be complete. To understand the Offer fully and for a more complete description of its terms, you should carefully read this entire Offer to Purchase and the Letter of Transmittal (which together, as they may be amended and supplemented, constitute the "Offer"). Where appropriate, we have included section references to direct you to a more complete description of the topics discussed in this summary.

- WHO IS OFFERING TO BUY MY SECURITIES?

  FG Acquisition Corporation is offering to buy your securities. That company (which is sometimes referred to in this document as the "Purchaser") is a wholly-owned subsidiary of Lennar Corporation. See Section 9 of this document for further information about FG Acquisition Corporation and Lennar Corporation.

- WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

  FG Acquisition Corporation is offering to buy all The Fortress Group, Inc. common stock that it does not already own.

- HOW MUCH IS FG ACQUISITION CORPORATION OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

  FG Acquisition Corporation is offering to pay $3.68 net to the seller in cash, without interest, for each share of The Fortress Group, Inc. common stock.

- DOES FG ACQUISITION CORPORATION HAVE THE FINANCIAL RESOURCES TO PAY FOR THE SHARES THAT ARE TENDERED?

  Yes. FG Acquisition Corporation will be paying for the shares that are properly tendered and not withdrawn with funds provided by Lennar Corporation.

- ARE LENNAR CORPORATION'S FINANCIAL RESULTS RELEVANT TO MY DECISION AS TO WHETHER TO TENDER SHARES IN RESPONSE TO THE OFFER?

  Since the Offer is for cash and is not subject to any financing condition, Lennar Corporation's financial results should not be relevant to your decision whether to tender your shares of common stock in response to the Offer.

- HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER MY SHARES?

  You may tender your shares in response to the Offer until 5:00 p.m., New York City time, on Monday, July 22, 2002. You may be able to tender your shares after that if the Offer is extended or if there is a subsequent offering period. However there is no commitment that the Offer will be extended or that there will be a subsequent offering period. See Section 3 of this document for information about how to tender your shares.

- IS IT POSSIBLE THE OFFER WILL BE EXTENDED, AND IF SO, UNDER WHAT
  CIRCUMSTANCES?

  FG Acquisition Corporation may extend the Offer on one or more occasions, but it has no obligation to do so. See Section 1 of this document for more information regarding extensions of the Offer.

- WILL THERE BE A SUBSEQUENT OFFERING PERIOD?

  There may be. However, FG Acquisition Corporation has no obligation to provide a subsequent offering period.

- WHAT IS THE DIFFERENCE BETWEEN AN EXTENSION OF THE OFFER AND A SUBSEQUENT OFFERING PERIOD?

  If the Offer is extended, no shares will be accepted or paid for until the extension expires, and you will be able to withdraw your shares until then. A subsequent offering period, if there is one, will occur after FG Acquisition Corporation has accepted, and become obligated to pay for, all the shares that are properly tendered and not withdrawn by the time the initial offering period (including any extensions) expires. Shares that are properly tendered during a subsequent offering period will be accepted and paid for as they are received, and therefore cannot be withdrawn.

- HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

  FG Acquisition Corporation will announce any extension of the Offer in a press release issued no later than 9:00 a.m., New York City time, on the day after the previously scheduled expiration date. If FG Acquisition Corporation provides a subsequent offering period, it will announce that it is doing so in a press release issued no later than 9:00 a.m., New York City time, on the day after the initial offering period expires. Any such press release will state the approximate number and percentage of outstanding shares of common stock tendered to date.

- WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

  The Offer was conditioned upon, among other things, the Purchaser's having acquired all The Fortress Group's outstanding Class AAA preferred stock, 678,130 shares of common stock and at least 5,208,333 warrants. That has already happened. For a complete description of all of the conditions to which the Offer is subject, see Section 5 of this document.

- IS THE OFFER TAKING PLACE AS A RESULT OF A NEGOTIATED AGREEMENT?

  Yes. A Plan and Agreement of Merger dated June 17, 2002 among The Fortress Group, Lennar Corporation and FG Acquisition Corporation requires FG Acquisition Corporation to make the Offer and contemplates that if FG Acquisition Corporation accepts the shares which are tendered in response to the Offer (and possibly even if it doesn't), it will be merged into The Fortress Group in a transaction in which all The Fortress Group's common stockholders other than the Purchaser will receive cash equal to the amount they would have received if they had tendered their shares of common stock and Lennar will become the sole stockholder of The Fortress Group. See Section 13 of this document for more information about the Plan and Agreement of Merger.

- UNDER WHAT CIRCUMSTANCES MIGHT THE PLAN AND AGREEMENT OF MERGER BE TERMINATED BEFORE THE OFFER EXPIRES?

  The Plan and Agreement of Merger may be terminated by the mutual consent of The Fortress Group, Inc. and FG Acquisition Corporation. See Section 13 of this document for more information about the terms of the merger.

- HOW DO I TENDER MY SHARES?

  If you hold the certificates for your shares of common stock, you should complete the Letter of Transmittal that is provided with this document and send it, with your certificates and any other required documents, to the Depositary at the address shown on the back cover of this document. If your broker holds your shares in "street name" you must instruct your broker to tender the shares on your behalf. In any case, the Depositary must receive all required documents prior to 5:00 p.m., New York City time, on Monday, July 22, 2002, unless the Offer is extended. If you cannot comply with these procedures, you still may be able to tender your shares by using the guaranteed delivery procedures described in this document. See Section 3 of this document for more information on the procedures for tendering your shares.

- UNTIL WHEN CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

  You can withdraw previously tendered Shares at any time before the Offer expires. If there is a subsequent offering period, you will not be able to withdraw shares you tender during the subsequent offering period. See Section 4 of this document for more information about your right to withdraw tendered shares.

- HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

  You (or your broker or bank if your shares are held in "street name") must notify the Depositary, at the address and telephone number shown on the back cover of this document, that you want to withdraw shares. That notice must include the name of the holder that tendered the shares, the number of shares to be withdrawn and the name in which the tendered shares are registered. For complete information about the procedures for withdrawing previously tendered shares, see Section 4 of this document.

- WHAT DOES MY BOARD OF DIRECTORS THINK OF THE OFFER?

  In the Plan and Agreement of Merger, The Fortress Group stated that its Board of Directors determined that the Plan and Agreement of Merger and the transactions contemplated by it (which includes the Offer) are fair to and in the best interests of The Fortress Group and its stockholders and that the Board of Directors voted to recommend that stockholders tender their shares in response to the Offer. The Board has sent or will send a Recommendation Statement to stockholders which will contain its specific recommendation.

- IF FG ACQUISITION CORPORATION PURCHASES THE SHARES THAT ARE TENDERED IN RESPONSE TO THE OFFER, WHAT ARE ITS PLANS WITH RESPECT TO THE SHARES THAT ARE NOT TENDERED?

  If FG Acquisition Corporation purchases through the Offer the shares that are properly tendered and not withdrawn, FG Acquisition Corporation will be merged into The Fortress Group, Inc. in a transaction in which stockholders of The Fortress Group, Inc. who have not previously tendered their shares will receive the same amount in cash that they would have received if they had tendered their shares.

- WILL I HAVE APPRAISAL RIGHTS IF I DO NOT BELIEVE THE MERGER PRICE IS FAIR?

  You will if the merger takes place and if you comply with requirements set forth in the Delaware statute. See Section 13 of this document for more information about your appraisal rights.

- IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

  The purchase of shares by FG Acquisition Corporation in the Offer will reduce the number of the shares of The Fortress Group, Inc. that are held by the public and will reduce the number of holders of the common stock. These changes could adversely affect the liquidity and market value of the remaining shares of common stock until the merger of FG Acquisition Corporation into The Fortress Group takes place (at which time the shares you did not tender will become the right to receive the same amount in cash that you would have received if you had tendered your shares). The common stock may also cease to be eligible for continued listing on the Nasdaq National Market. If, as is likely, The Fortress Group is permitted by Securities and Exchange Commission rules to terminate its obligation to make filings with the Securities and Exchange Commission or otherwise to comply with the Securities and Exchange Commission's rules relating to publicly held companies, Lennar and the Purchaser will use their best efforts to cause The Fortress Group to terminate that obligation, even before the merger takes place. See Section 14 of this document for complete information about the effect of the Offer on your shares of common stock.

- WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

  On June 14, 2002, the last full trading day prior to the public announcement of the Offer, the last sale price of the common stock reported on the Nasdaq National Market System was $3.15 per share. On June 19, 2002, the last full trading day for which prices were available before this Offer to Purchase was printed, the last reported sale price of the common stock was $3.65 per share. You should obtain a recent market quotation for your shares. See Section 7 of this document for high and low sale prices for the common stock during the last three years.

- WHO WILL PAY BROKERAGE FEES AND TAXES?

  If you hold your shares in your name, you will not be obligated to pay brokerage fees or commissions when you tender shares, and except as described in Instruction 6 of the Letter of Transmittal, you will not have to pay stock transfer taxes when you tender shares. However, if you fail to complete and sign the Substitute Form W-9 included in the Letter of Transmittal, you may be subject to backup federal income tax withholding of 30% of the gross proceeds payable to you pursuant to the Offer. See Section 6 of this document for more information. If you hold your shares through a broker, bank or other nominee, you should check with it as to whether it charges any service fees.

- WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

  If you have any questions you may call the Information Agent, D.F. King & Co., at (800) 207-3155 (toll free) or at (212) 269-5550. See the back cover of this document for additional contact information.

                                THE TENDER OFFER

1.  TERMS OF THE OFFER

     On the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the extension or amendment), the Purchaser will accept for payment and pay for all Shares that are validly tendered prior to the Expiration Time and not withdrawn in accordance with Section 4. The term "Expiration Time" means 5:00 p.m., New York City time, on Monday, July 22, 2002, unless the Purchaser extends the period during which the Offer is open, in which event the term "Expiration Time" will mean the time and date at which the Offer, as extended, will expire before the Purchaser accepts or pays for any Shares. The Offer may be re-opened for a subsequent offering period of up to 20 business days after the Expiration Time. During that subsequent period, if there is one, the Purchaser will purchase and pay for Shares as they are received rather than waiting for the subsequent period to expire.

     The Purchaser has agreed in the Merger Agreement that it will not (a) decrease the number of Shares it is offering to purchase, (b) reduce the Purchase Price, (c) modify or add to the conditions described in Section 5, (d) change the form of consideration it is offering, or (e) extend the Offer, except as provided below.

     The Purchaser reserves the right, at any time and from time to time, to extend the period during which the Offer is open, by giving oral or written notice of the extension to the Depositary and by making a public announcement of the extension as described below. During any extension, all Shares that were previously tendered and not withdrawn will remain tendered in response to the Offer, subject to the rights of the tendering stockholder to withdraw tendered Shares. See Section 4.

     Subject to the applicable regulations of the SEC, and the terms of the Merger Agreement, the Purchaser reserves the right, at any time and from time to time, to (i) delay acceptance for payment of, or, regardless of whether Shares were already accepted for payment, payment for, Shares pending receipt of any regulatory or third-party approval described in Section 16 or in order to comply in whole or in part with any other applicable law, (ii) terminate the Offer and not accept for payment any Shares if any of the conditions described in Section 5 has not been satisfied or upon the occurrence of any of the events described in Section 5 or (iii) waive any condition or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of the delay, termination, waiver or amendment to the Depositary and by making a public announcement of it, as described below.

     The Purchaser acknowledges that (i) Rule 14e-1(c) under the Exchange Act requires the Purchaser to pay the consideration offered or return the tendered Shares promptly after the termination or withdrawal of the Offer and (ii) the Purchaser may not delay acceptance for payment of, or payment for (except as provided in clause (i) of the first sentence of the preceding paragraph), any Shares upon the occurrence of any of the events described in Section 5 without extending the period of time during which the Offer is open.

     The Purchaser will make a public announcement of any extension, delay, termination, waiver or amendment as promptly as practicable after it takes place. In the case of an extension, the Purchaser will make a public announcement no later than 9:00 a.m., New York City time, on the business day after the day of the previously scheduled Expiration Time. Subject to applicable law (including Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of the changes), the Purchaser will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release.

     If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition to the Offer, the Purchaser will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. Consummation of the Offer is conditioned upon satisfaction of the conditions set forth in Section 5. The Purchaser reserves the right (but will not be obligated) to waive any or all of those conditions.

     The Company has given the Purchaser a stockholder list and security position listings for the purpose of enabling the Purchaser to disseminate the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list, or who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

2.  ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

     On the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the extension or amendment), the Purchaser will purchase, by accepting for payment, and will promptly pay for, all Shares which are validly tendered (and not properly withdrawn in accordance with Section 4) prior to the Expiration Time. Shares will be accepted as soon as practicable after the Expiration Time if the conditions set forth in Section 5 have been satisfied or waived before the Expiration Time. Any determination concerning the satisfaction of the terms and conditions of the Offer will be made by the Purchaser. See Section 5. The Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or, subject to the applicable SEC rules, payment for, Shares in order to comply in whole or in part with any applicable law. See
Section 16.

     In all cases, payment for Shares which are tendered in response to the Offer and accepted for payment will be made only after timely receipt by the Depositary of (a) the certificate(s) representing the tendered Shares (the "Share Certificates"), or timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of the Shares into the Depositary's account at The Depository Trust Company ("DTC"), as described in Section 3, (b) a properly completed and duly executed Letter of Transmittal (or facsimile of one), or an Agent's Message in connection with a book-entry transfer, and (c) any other documents required by the Letter of Transmittal.

     An "Agent's Message" is a message transmitted by DTC to, and received by, the Depositary and forming a part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from a participant in DTC which is tendering Shares that the participant has received, and agrees to be bound by the terms of, the Letter of Transmittal and that the Purchaser may enforce that agreement against the participant.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, tendered Shares when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance of the Shares for payment. Payment for Shares that are tendered prior to the Expiration Time and accepted will be made by deposit of the aggregate purchase price for all the Shares which are accepted for payment with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to the tendering stockholders. Payment for Shares that are tendered during a period subsequent to the Expiration Time, if the Offer is extended for a period subsequent to the Expiration Time, will be made by deposit of the purchase price for particular Shares with the Depositary promptly after those Shares are received. UNDER NO CIRCUMSTANCES WILL THE PURCHASER PAY INTEREST ON THE OFFER PRICE BY REASON OF ANY DELAY IN PAYING FOR SHARES. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, the Purchaser's obligation to pay for Shares will be satisfied and tendering stockholders must look solely to the Depositary for payment of amounts owed to them by reason of the acceptance of their Shares pursuant to the Offer. If, for any reason, acceptance for payment of or payment for any Shares tendered in response to the Offer is delayed, or the Purchaser is prevented from accepting for payment or paying for Shares which are tendered in response to the Offer, the Depositary may, nevertheless, retain tendered Shares on behalf of the Purchaser and those Shares may not be withdrawn, except to the extent the tendering stockholder exercises withdrawal rights as described in Section 4. The

Purchaser will pay any stock transfer taxes incident to the transfer to it of validly tendered Shares, except as otherwise provided in Instruction 6 of the Letter of Transmittal, as well as the charges and expenses of the Depositary and the Information Agent.

     If any tendered Shares are not accepted for payment for any reason, or if certificates that are submitted evidence more Shares than are tendered, certificates representing Shares that are not tendered or otherwise are not purchased will be returned or sent, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at DTC, Shares that are not purchased will be credited to an account at
DTC), as promptly as practicable following the expiration or termination of the Offer.

     IF, PRIOR TO THE EXPIRATION TIME, THE PURCHASER INCREASES THE CONSIDERATION BEING OFFERED TO HOLDERS OF SHARES TENDERED IN RESPONSE TO THE OFFER, THE INCREASED CONSIDERATION WILL BE PAID TO ALL HOLDERS WHOSE SHARES ARE PURCHASED THROUGH THE OFFER, INCLUDING HOLDERS WHOSE SHARES ARE TENDERED BEFORE THE CONSIDERATION IS INCREASED.

     The Purchaser reserves the right to transfer or assign, in whole, or in part from time to time, to one or more of its affiliates the right to purchase all or any portion of the Shares that are tendered in response to the Offer, but such a transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares which are validly tendered in response to the Offer and accepted for payment.

3.  PROCEDURES FOR TENDERING SHARES

     Valid Tender of Shares. Except as set forth below, in order for Shares to be validly tendered in response to the Offer, (a) a Letter of Transmittal or a facsimile of one, properly completed and duly executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Shares, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time and (b) either (i) the certificates representing the tendered Shares must be received by the Depositary along with the Letter of Transmittal, (ii) the Shares must be tendered using the procedure for book-entry transfer described below, and the Book-Entry Confirmation must be received by the Depositary prior to the Expiration Time, or (iii) the tendering stockholder must comply with the guaranteed delivery procedures described below.

     THE METHOD OF DELIVERY OF SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL, AND OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER. ITEMS WILL BE DEEMED DELIVERED ONLY WHEN THEY ARE ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in DTC's system may make book-entry delivery of Shares by causing DTC to transfer the Shares into the Depositary's account at DTC. Although delivery of Shares may be effected through book-entry transfer at DTC, a Letter of Transmittal or a facsimile of one, with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Shares, and any other required documents, as well as the Book Entry Confirmation relating to the Shares, must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time (or the end of any subsequent offering period during which the Offer remains open) or the guaranteed delivery procedures described below must be followed.

     REQUIRED DOCUMENTS MUST BE TRANSMITTED TO AND RECEIVED BY THE DEPOSITARY AT ONE OF ITS ADDRESSES SET FORTH ON THE BACK COVER PAGE OF THIS

OFFER TO PURCHASE. DELIVERY OF DOCUMENTS TO DTC OR TO THE PURCHASER DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     Signature Guarantees. Signatures on Letters of Transmittal need not be guaranteed, unless, in the case of the Letter of Transmittal, the Shares to which they relate are being tendered by a registered holder of Shares who has completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal. Signatures on Letters of Transmittal on which either of those boxes has been completed must be guaranteed by a firm which is a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program, the Stock Exchange Medallion Program or the New York Stock Exchange Medallion Signature Program (each, an "Eligible Institution"). See Instruction 1 of the Letter of Transmittal.

     If a Share certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or certificates representing Shares which are not tendered or are not accepted for payment are to be returned, to a person other than the registered holder(s), then the Share certificate must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name(s) of the registered holder(s) appear on the Share certificate, with the signature(s) on the Share certificate or stock powers guaranteed. See Instructions 1 and 5 of the Letter of Transmittal.

     If Share certificates are delivered to the Depositary at different times, a properly completed and duly executed Letter of Transmittal (or facsimile of one) must accompany each delivery.

     Guaranteed Delivery. If a stockholder wishes to tender Shares in response to the Offer but the Share certificates are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Time, or the procedure for book-entry transfer cannot be completed on a timely basis, the Shares may nevertheless be tendered as follows:

          (i) the tender must be made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided with this Offer to Purchase, must be received by the Depositary before the Expiration Time; and

          (iii) the Share certificates representing all the tendered Shares, in proper form for transfer, or the Book-Entry Confirmation, together with a properly completed and duly executed Letter of Transmittal (or facsimile of one), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal must be received by the Depositary within three Nasdaq National Market trading days after the date of execution of the Notice of Guaranteed Delivery.

     A Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary, but must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery distributed with this Offer to Purchase.

     Payment for Shares that are accepted for payment will be made only after timely receipt by the Depositary of (i) Share certificates for, or Book-Entry Confirmation with respect to, the Shares, (ii) a properly completed and duly executed Letter of Transmittal (or facsimile of one), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and (iii) any other documents required by the Letter of Transmittal. Accordingly, it is possible that payment will not be made to all tendering stockholders at the same time.

     Backup United States Federal Withholding Tax. Under the United States Federal income tax laws, the Depositary may be required to withhold 30% of the amount of any payments made to certain stockholders. To prevent backup Federal income tax withholding, each tendering stockholder must provide the Depositary with the stockholder's correct taxpayer identification number, or certify that the stockholder is exempt from backup Federal income tax withholding, by completing the Substitute Form W-9 included in the Letter of Transmittal. See Instruction 10 of the Letter of Transmittal.

     Appointment as Proxy. By executing a Letter of Transmittal, a tendering stockholder irrevocably appoints designees of the Purchaser as the tendering stockholder's attorneys-in-fact and proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of the stockholder's rights with respect to the Shares tendered by the stockholder and accepted for payment by the Purchaser (and with respect to any other securities issued in respect of those Shares on or after the date of this Offer to Purchase). That proxy is considered coupled with an interest in the tendered Shares. This appointment will be effective if, when and to the extent that the Purchaser accepts the tendered Shares for payment pursuant to the Offer. When tendered Shares are accepted for payment, all prior proxies given by the stockholder with respect to the tendered Shares and any other securities issued in respect of them will, without further action, be revoked, and no subsequent proxies may be given. The designees of the Purchaser will, with respect to the tendered Shares and any other securities for which the appointment is effective, be empowered to exercise all voting and other rights of the tendering stockholder that they, in their sole discretion, deem proper at any annual, special, adjourned or postponed meeting of the Company's stockholders, and the Purchaser reserves the right to require that in order for Shares or other securities to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of the Shares, the Purchaser will be able to exercise full voting rights with respect to the Shares.

     Proxies are effective only as to Shares accepted for payment pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company's stockholders. Any solicitation of proxies will be made only with separate proxy soliciting materials which comply with the Exchange Act, if it is applicable.

     Determinations Regarding Tenders. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of Shares using any of the procedures described above will be determined by the Purchaser, and the Purchaser's determination will be final and binding on all parties. The Purchaser reserves the absolute right to reject any or all tenders of Shares which it determines were not in proper form or if the acceptance for payment of, or payment for, the Shares may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right, in its sole discretion, to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived.

     The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions to it) will be final and binding. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification.

     Binding Agreement. The Purchaser's acceptance for payment of Shares tendered in response to the Offer will constitute a binding agreement by the tendering stockholder to sell, and by the Purchaser to purchase, the tendered Shares on the terms and subject to the conditions of the Offer.

4.  WITHDRAWAL RIGHTS

     Except as otherwise provided in this Section 4, tenders of Shares made in response to the Offer are irrevocable. Shares tendered in response to the Offer may be withdrawn at any time prior to the Expiration Time and, unless they have been accepted for payment by the Purchaser, may also be withdrawn at any time after August 20, 2002. If the Offer is extended for a subsequent offering period after the Expiration Time, Shares tendered during the subsequent offering period may not be withdrawn and will be accepted for payment promptly after they are received.

     If the Purchaser extends the Offer, is delayed in accepting Shares for payment or is unable to accept Shares for payment for any reason, the Depositary may, nevertheless, retain tendered Shares on behalf of the Purchaser, and those Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdraw them as described in this Section 4. Any such delay will be accompanied by an extension of the Offer to the extent required by law.

     For a withdrawal to be effective, a written or facsimile transmission of a notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. A notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and (if Share certificates have been tendered) the name of the registered holder, if different from that of the person who tendered the Shares. If Share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then prior to the release of those Share certificates, the serial numbers shown on the particular Share certificates to be withdrawn must be submitted to the Depositary, and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless the Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares. Withdrawals of Shares may not be rescinded. After Shares are properly withdrawn, they will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be tendered at any time prior to the Expiration Time (or the expiration of a subsequent period during which the Offer is open) using one of the procedures described in Section 3.

     All questions as to the form and validity (including, without limitation, time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, and its determination will be final and binding. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

5.  CONDITIONS OF THE OFFER

     The Purchaser will not be required to accept for payment or, subject to any applicable SEC rules, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, the Shares that are tendered in response to the Offer if:

     - A statute has been enacted, or a rule or regulation has been adopted by a governmental authority, that would make it unlawful for the Purchaser to purchase all the Shares which are tendered in response to the Offer or to carry out the Merger;

     - An order has been entered by a court or other governmental authority and is in force which invalidates the Merger Agreement or restrains the Purchaser, Lennar or the Company from purchasing the Shares which are tendered in response to the Offer, from completing the Merger, or from carrying out any other of the transactions contemplated by the Merger Agreement;

     - The Company has not performed all the obligations it is required to have performed under the Merger Agreement by the Expiration Date, except failures which (i) would not, in the aggregate, materially impair or delay the Purchaser's ability to consummate the purchase of the Common Stock which is tendered in response to the Offer or the ability of the Purchaser and the Company to effect the Merger and (ii) would not have, or reasonably be expected to have, a Material Adverse Effect on the Company (as that term is defined in the Merger Agreement), or which (iii) have been caused by or result from a breach of the Merger Agreement by Lennar or the Purchaser.

     - The Merger Agreement has been terminated.

     The Offer also was to be conditioned on completion of the sale to the Purchaser of the Preferred Stock, Shares and warrants contemplated by the Securities Purchase Agreement, but that sale has already been completed.

     The conditions set forth above are for the sole benefit of the Purchaser, and may be waived by the Purchaser, in whole or in part. Any delay by the Purchaser in exercising the right to terminate the Offer because any of the conditions are not fulfilled will not be deemed a waiver of its right to do so.

6.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a general summary of certain of the expected Federal income tax consequences of the Offer. The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), and published regulations, rulings and judicial decisions in effect at the date of this Offer to Purchase, all of which are subject to change. The summary does not discuss all aspects of Federal income taxation that may be relevant to a particular holder in light of his or her personal circumstances or to certain types of holders subject to special treatment under the Federal income tax laws, such as life insurance companies, financial institutions, tax-exempt organizations and non-U.S. persons. The following summary may not be applicable with respect to Shares acquired through exercise of employee stock options or otherwise as compensation. It also does not discuss any aspects of state or local tax laws or of tax laws of jurisdictions outside the United States of America.

     THE DESCRIPTION OF FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW IS FOR GENERAL INFORMATION ONLY. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE SALE OF THEIR SHARES, INCLUDING THE APPLICATION OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

     Sales of Shares in response to the Offer will be taxable transactions for Federal income tax purposes, and may also be taxable transactions under applicable state, local, foreign and other tax laws. For Federal income tax purposes, a tendering stockholder will generally recognize gain or loss equal to the difference between the amount of cash received by the stockholder upon sale of the tendered Shares and the stockholder's tax basis in those Shares. Under present law, gain or loss will be calculated separately for each block of Shares tendered and purchased pursuant to the Offer.

     If tendered Shares are held by a tendering stockholder as capital assets, gain or loss recognized by the tendering stockholder will be capital gain or loss, which will be long-term or short term depending on whether the tendering stockholder's holding period for the Shares exceeds one year. Long-term capital gains recognized by a stockholder who is an individual will generally be taxed at a maximum Federal marginal tax rate of 20%. Short term capital gains recognized by an individual will generally be taxed at the individual's ordinary income tax rate. Capital gains recognized by a tendering corporate stockholder will be taxed at a maximum Federal marginal tax rate of 35%.

     If a tendering stockholder recognizes a capital loss with respect to tendered shares, the tendering stockholder's ability to deduct the loss may be limited. A corporation may deduct losses from sales or exchanges of capital assets in a year only to the extent it recognizes capital gain income in that year. A stockholder which is not a corporation may deduct capital losses in a year only to the extent of the stockholder's capital gain income plus $3,000 of other income ($1,500 in the case of a married stockholder filing a separate return) recognized in that year. Excess capital losses may be carried over to subsequent years, with some limitations and conditions set forth in the Code.

     A stockholder (other than certain exempt stockholders, including all corporations and certain foreign individuals) who tenders Shares may be subject to 30% backup withholding unless the stockholder provides its taxpayer identification number ("TIN") and certifies that the TIN is correct or properly certifies that the stockholder is awaiting a TIN. This should be done by completing and signing the substitute Form W-9 included as part of the Letter of Transmittal. A stockholder that does not furnish its TIN also may be subject to a penalty imposed by the IRS.

     If backup withholding applies to a stockholder, the Depositary is required to withhold 30% from each payment to that stockholder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the Federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the stockholder upon filing an income tax return.

7.  PRICE RANGE OF SHARES

     Since May 16, 1996, the Shares have traded on the Nasdaq National Market under the symbol "FRTG." The following table sets forth the high and low sale prices reported on the Nasdaq National Market for the periods indicated, as adjusted for the one-for-four reverse stock split implemented by the Company on July 10, 2000:

                                                               SALES PRICE
                                                              -------------
                                                              HIGH     LOW
                                                              -----   -----
FISCAL YEAR ENDED DECEMBER 31, 2000
     First Quarter..........................................  $6.38   $2.50
     Second Quarter.........................................   4.25    2.00
     Third Quarter..........................................   4.13    1.50
     Fourth Quarter.........................................   3.47    1.38
FISCAL YEAR ENDED DECEMBER 31, 2001
     First Quarter..........................................  $3.38   $1.50
     Second Quarter.........................................   1.93    1.00
     Third Quarter..........................................   2.45    1.35
     Fourth Quarter.........................................   2.44    1.28
FISCAL YEAR ENDING DECEMBER 31, 2002
     First Quarter..........................................  $4.00   $1.80
     Second Quarter (through June 14, 2002).................   3.79    2.70

     On June 14, 2002, the last full day of trading before the day on which the Purchaser's intention to make the Offer was publicly announced, the last sale price of the Shares reported on the Nasdaq National Market was $3.15 per Share. On June 19, 2002, the last full day of trading before this Offer to Purchase was printed, the last sale price of the Shares reported on the Nasdaq National Market was $3.65 per Share. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

     The Company has not paid any dividends during the two years prior to the date of this Offer to Purchase.

8.  CERTAIN INFORMATION CONCERNING THE COMPANY

     The information concerning the Company contained in this Offer to Purchase, including financial information, has been taken from or is based upon publicly available documents and records on file with the Securities and Exchange Commission and other public sources. Neither the Purchaser nor Lennar assumes any responsibility for the accuracy or completeness of the information concerning the Company contained in those documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of that information of which neither the Purchaser, nor Lennar is aware.

     The Company is a Delaware corporation with its principal executive offices located at 1650 Tysons Boulevard, Suite 600, McLean, Virginia, 22102. The Company's principal telephone number at that address is (703) 442-4545. According to the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (the "Company 10-K"), the Company is a regional homebuilding company engaged in designing, building and selling single family homes in regional housing markets. The Company markets the single family detached and attached homes ranging in size from 1,100 to 5,000 square feet at prices ranging generally from $110,000 to $600,000.

     The Company was formed in June 1995 to create a national homebuilding company through the simultaneous acquisition of four homebuilding companies and an initial public offering of the Company's equity and debt securities. Subsequent to the initial acquisitions, the Company acquired nine additional homebuilding companies from 1996 to 1998. In 1999, the Company sold the assets of one subsidiary, consolidated the operations of two subsidiaries that were operating the same market areas, and closed down the operations of another subsidiary.

     During 2001, the Company began what it described as a phased restructuring program, which led to the sale of eight additional subsidiaries.

     Currently, the Company conducts homebuilding operations in the Tucson, Arizona, Denver and Fort Collins, Colorado and Austin and San Antonio, Texas markets.

     In January 1997, the Company formed a wholly-owned subsidiary to provide mortgage financing to the Company's customers. That subsidiary is licensed as a mortgage banker in Arizona, California, Colorado, Illinois, Missouri, New Jersey, Pennsylvania, Texas and Virginia.

     The following selected consolidated financial data relating to the Company and its subsidiaries has been taken or derived from the audited financial statements contained in the Company 10-K and the unaudited financial statements contained in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001 and the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002 (the "Company 10-Q's"). More comprehensive financial information is included in the Company 10-K and the Company 10-Q's and the other documents filed by the Company with the SEC, and the financial data set forth below is qualified in its entirety by reference to those reports and other documents. They may be examined and copies may be obtained from the SEC's offices in the manner set forth below.

                            THE FORTRESS GROUP, INC.

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                    AT OR FOR THE               AT OR FOR THE THREE
                                           FISCAL YEARS ENDED DECEMBER 31,    MONTHS ENDED MARCH 31,
                                          ---------------------------------   -----------------------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                            1999        2000        2001         2001         2002
                                          ---------   ---------   ---------   ----------   ----------
INCOME STATEMENT DATA:
Revenues................................  $240,359    $232,400    $259,982     $ 41,157     $ 61,286
Gross profit............................    35,788      41,847      52,519        7,891       10,627
Income (loss) from continuing operations
  before extraordinary items............    (2,322)      3,510       9,533         (270)         592
Discontinued operations, net............    10,599      (1,296)    (30,776)         578         (358)
Extraordinary items, net................         0           0      12,598            0           72
                                          --------    --------    --------     --------     --------
Net income (loss).......................  $  8,277    $  2,214    $ (8,645)    $    308     $    306
                                          ========    ========    ========     ========     ========
Income (loss) per share:
Basic:
  Continuing operations before
     extraordinary items................  $  (1.80)   $   0.27    $   2.18     $  (0.30)    $  (0.02)
  Basic income (loss) per share.........  $   1.70    $  (0.15)   $  (3.68)    $  (0.12)    $  (0.11)
Diluted:
  Continuing operations before
     extraordinary items................  $  (1.80)   $   0.14    $   0.75     $  (0.30)    $  (0.02)
  Diluted income (loss) per share.......  $   1.70    $  (0.07)   $  (1.26)    $  (0.12)    $  (0.11)
BALANCE SHEET DATA:
Total assets............................  $431,323    $409,915    $227,451     $437,465     $198,602
Total liabilities.......................  $351,650    $332,569    $162,559     $360,711     $134,042
Shareholders' equity....................  $ 79,673    $ 77,346    $ 64,892     $ 76,754     $ 64,560

     The Company is subject to the informational and reporting requirements of the Exchange Act and is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities, any material interests of those persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the SEC. These reports, proxy statements and other information can be inspected and copied at the public reference facilities of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material may be obtained by mail, upon payment of the SEC's customary fees, from the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains an Internet site on the worldwide web at http://www.sec.gov that contains reports, proxy statements and other information. The Company's common stock is listed on the Nasdaq National Market under the symbol "FRTG". Reports, proxy statements and other information concerning the Company should also be available for inspection at the offices of the Nasdaq National Market at 1735 K Street, N.W., Washington, D.C. 20006. All of the information with respect to the Company and its affiliates set forth in this Offer to Purchase has been derived from publicly available information.

9.  INFORMATION CONCERNING THE PURCHASER AND LENNAR

     The Purchaser. The Purchaser is a Delaware corporation organized in order to make the Offer and enter into the Merger if it takes place. The principal executive offices of the Purchaser are located at the offices of Lennar. The Purchaser is wholly-owned by Lennar. The Purchaser does not have any significant assets or liabilities and has not engaged in activities other than those incidental to its formation and capitalization and preparation for the Offer and the Merger. Because the Purchaser is newly formed and has minimal assets and capitalization, no meaningful financial information regarding the Purchaser is available.

     Lennar. Lennar is a Delaware corporation. Its principal executive offices are at 700 N.W. 107th Avenue, Miami, Florida 33172. Lennar's principal telephone number at that address is (305) 559-4000.

     Lennar is one of the nation's largest homebuilders and a provider of residential financial services. Its homebuilding operations include the sale and construction of single-family attached and detached homes, as well as the purchase, development and sale of residential land directly and through unconsolidated partnerships. Its financial services operations provide mortgage financing, title insurance and closing services for both its homebuyers and others, resell the residential mortgage loans they originate in the secondary mortgage market, and also provide high-speed Internet access, cable and alarm monitoring services to residents of Lennar communities and others.

     During the last 5 years none of the Purchaser, Lennar or their respective officers or directors was (1) convicted in a criminal proceeding or (2) party to a civil proceeding of a judicial or administrative body and as a result of the proceeding was or is subject to a judgment enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

     Lennar files reports, proxy statements and other important business and financial information with the SEC. The public may read and copy any materials it files with the SEC at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. They can obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants (including Lennar) that file electronically with the SEC. The SEC's website can be accessed at http://www.sec.gov. Lennar's common stock is listed on the New York Stock Exchange under the symbol "LEN". Reports, proxy statements and other information about it can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of the Purchaser and Lennar are set forth in Schedule I.

     Except for 28,500 shares of Preferred Stock, 678,130 Shares and warrants to purchase 5,208,333 Shares which the Purchaser purchased from Prometheus and Robert Short on June 17, 2002, and warrants to purchase 729,167 Shares which the Purchaser and Lennar have agreed to purchase from Robert Short on August 1, 2002, none of the Purchaser, Lennar, or to the best of their knowledge, any of the persons listed on Schedule I, or any associate or majority owned subsidiary of any of those persons, beneficially owns any equity security of the Company, and none of the Purchaser, Lennar or to the best of their knowledge, any of the other

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

persons referred to above, or any of their respective directors, executive officers or subsidiaries, has effected any transaction in any equity security of the Company during the past 60 days.

     Effective June 17, 2002, the Purchaser and Lennar entered into a Securities Purchase Agreement with Prometheus and Robert Short. In it, the Purchaser agreed to purchase that day a total of 28,500 shares of Preferred Stock, 678,130 Shares and warrants to purchase 5,208,333 Shares, and the Purchaser and Lennar agreed to acquire from Robert Short on August 1, 2002, warrants to purchase an additional 729,167 Shares. On June 17, the Purchaser acquired the Preferred Stock, Shares and warrants as contemplated by the Securities Purchase Agreement. It paid $597.68 per share for the Preferred Stock, $3.68 per share for the Shares and $3.64 per warrant for the warrants. It will pay the same $3.64 per warrant for the warrants it purchases from Robert Short on August 1, 2002.

     On June 17, 2002, the Purchaser and Lennar also entered into the Merger Agreement with the Company. In it, the Purchaser agreed to make the Offer and the Purchaser and the Company agreed that if the Purchaser purchases the Shares that are properly tendered in response to the Offer and not withdrawn, or the Purchaser fails to purchase those Shares under circumstances that would constitute a breach of the Purchaser's obligations under the Merger Agreement, and the conditions in the Merger Agreement have been fulfilled or waived, the Purchaser will be merged into the Company in a transaction in which the holders of Shares, other than the Purchaser, will receive the same cash per share they would have received if they had tendered their Shares in response to the Offer, and Lennar will become the sole stockholder of the company which survives the Merger (which will be the Company). The Purchaser also agreed to vote all the stock of the Company that the Purchaser owns in favor of the Merger, including, if necessary in order to cause the Merger to be approved, exercising warrants and voting in favor of the Merger the shares acquired through exercise of the warrants.

     Except as described in this Offer to Purchase, none of the Purchaser, Lennar or, to the best of their knowledge, any of the persons listed on Schedule I has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies. Except as described in this Offer to Purchase, none of the Purchaser, Lennar or, to the best of their knowledge, any of the persons listed on Schedule I has had any transactions with the Company or any of its executive officers, directors or affiliates that would require reporting under the rules of the SEC.

     Except as described in this Offer to Purchase, there have been no contacts, negotiations or transactions between the Purchaser and Lennar, or their respective subsidiaries, or, to the best of their knowledge, any of the persons listed in Schedule I, on the one hand, and the Company or its executive officers, directors or affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors or a sale or other transfer of a material amount of assets.

10.  SOURCE AND AMOUNT OF FUNDS

     If all the outstanding Shares not owned by the Purchaser were tendered in response to the Offer, the Purchaser would be required to pay a total of approximately $9,100,000 (including estimated expenses of $110,000) to purchase the tendered Shares and pay the fees and other expenses related to the Offer. See Section 17. The Purchaser expects to obtain the funds required to consummate the Offer from Lennar. Lennar will provide the funds from its working capital (at May 31, 2002, Lennar and its subsidiaries had cash and cash equivalents totaling $461 million).

11.  BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY

     On August 27, 2001, Lennar was contacted by a representative of UBS Warburg and asked whether Lennar might have an interest in acquiring the Company or aspects of its operations. When Lennar indicated it might, UBS Warburg sent Lennar a Confidential Information Memorandum which described the Company and its homebuilding activities in various regions of the country.
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

     On October 4, 2001, Lennar sent UBS Warburg a letter in which it said it was interested in pursuing an in-depth investigation of the Company with the intention of submitting a definitive proposal for its acquisition. In the letter, Lennar said it believed it would be prepared to acquire 100% of the equity securities of the Company for an aggregate price of $225 million (including retirement of the Company's debt, which at the time was approximately $175 million), consisting of $197 million in cash and 750,000 shares of Lennar common stock. At that time, the Company had operations in the Carolinas and the Philadelphia, Pennsylvania area, as well as its current operations in Colorado, Arizona and Texas. The letter requested a 45-day due diligence period.

     On October 18, 2001, Stuart Miller, Lennar's Chief Executive Officer, Robert Strudler, Lennar's Chief Operating Officer, Bruce Gross, Lennar's Chief Financial Officer, and other representatives of Lennar met at Lennar's Houston, Texas office with George Yeonas and Jeffrey Shirley, the Chief Executive Officer and Chief Financial Officer, respectively, of the Company, Robert Short, who is in charge of the Company's operations in Colorado and Arizona, Edward Horne, who is in charge of the Company's operations in Texas, and David Guy, who was in charge of the Company's East Coast operations, as well as representatives of UBS Warburg. At that meeting, the representatives of the Company made a presentation about the Company, which included information about its recent operating results. Shortly after the meeting, the Lennar representatives told the representatives of the Company that, in view of a very substantial reduction in the Company's sales since September 11, 2001, Lennar was not interested in purchasing the Company.

     A few days later, Bruce Gross called a representative of UBS Warburg and told him that, although Lennar was not interested in purchasing the Company in its entirety, Lennar might be interested in acquiring the Company's East Coast operations, which at the time were conducted in the Carolinas and the Philadelphia area. Lennar proceeded to perform diligence regarding those operations. It eventually decided it was not particularly interested in purchasing the operations in the Philadelphia area, but was interested in purchasing the Company's operations in North and South Carolina. While Lennar discussed the price it would pay for the entire East Coast operation, as well as the price it would pay for the Carolinas operations alone, the value it gave to the Philadelphia area operation was not attractive to the Company. Therefore, the discussion focused on the operations in North and South Carolina.

     On November 21, 2001, Lennar signed an exclusivity agreement and letter of intent, and on December 21, 2001 it signed an Asset Purchase Agreement, relating to a purchase of the Company's Carolinas operations (which were conducted by Don Galloway Homes and Sunstar Homes) for approximately $50 million, of which approximately $20 million would be paid in cash, and the remainder by assumption of existing debts and liabilities. The transaction was completed on December 21, 2001.

     On March 15, 2002, after the Company had sold its Philadelphia area operations to an unrelated purchaser, a representative of UBS Warburg contacted Bruce Gross and asked whether Lennar might be interested in purchasing the Company's remaining operations. Mr. Gross indicated Lennar might, and on March 25, 2002, UBS Warburg sent Lennar a new Confidential Information Memorandum, as well as a description of procedures for submitting purchase proposals.

     On April 12, 2002, Lennar submitted a proposal for a purchase of all the stock of The Genesee Company (which conducts the Company's homebuilding operations in Colorado and Arizona) for $60 million in cash and assumption of debt and other liabilities of Genesee, and a purchase of the assets of Wilshire Homes (which conducts the Company's homebuilding activities in Texas) for $23 million in cash. Lennar stated that its interest was predicated upon its being selected as the sole candidate and proceeding immediately with the due diligence process in order to reach a definitive agreement. In response, the Company said it much preferred to be sold as an entirety, rather than selling the Genesee and Wilshire Homes operations and then having to satisfy obligations and liquidate in order to distribute the proceeds to its stockholders. Therefore, Lennar began a review of the Company's corporate level obligations, including liabilities retained when the Company had earlier sold various operating businesses.

     On April 22, 2002, Bruce Gross and other representatives of Lennar attended a meeting at the New York offices of Milbank, Tweed, Hadley & McCloy, the Company's lawyers, with George Yeonas and Jeffrey Shirley, as well as representatives of UBS Warburg and insurance consultants both to Lennar and to the

Company. At the meeting, various matters relating to the Company were discussed, including liabilities retained when the Company had sold eight businesses (in addition to the sale to Lennar) and matters related to insurance maintained by the Company, including insurance covering part of the warranty obligation relating to homes sold by the Company's subsidiaries.

     On April 29, 2002, there was a meeting at Wilshire Homes' offices in Austin, Texas, attended by Diane Bessette, a Lennar Vice President, and the persons in charge of Lennar's Texas homebuilding operations on behalf of Lennar, and by George Yeonas, Edward Horne and other Wilshire Homes executives on behalf of the Company. The principal purposes of the meeting were to introduce the people involved in Lennar's Texas homebuilding operations and the Wilshire Homes executives to one another and to discuss Wilshire Homes' activities.

     On May 1, 2002, there was a meeting at Genesee's offices in Denver, Colorado, attended by Bruce Gross and the persons in charge of Lennar's Colorado homebuilding operations on behalf of Lennar, and by George Yeonas, Robert Short and other Genesee executives, as well as a representative of UBS Warburg, on behalf of the Company. The purposes of the meeting were to introduce the people involved in Lennar's Colorado homebuilding operations and the Genesee executives to one another and to discuss Genesee's business plan and other matters relating to Genesee.

     On May 7, 2002, Stuart Miller, Bruce Gross and other representatives of Lennar met at the offices of Lazard Freres in New York City with, among others, George Yeonas and Jeffrey Shirley of the Company, Andrew Zobler of Prometheus (and its parent, LF Strategic Realty Investors II, L.P.) and a representative of UBS Warburg. Mr. Zobler is a director of the Company and chairs its Planning Committee. At that meeting, the representatives of Lennar said that Lennar was interested in the Company's Colorado and Arizona operations, but that it would prefer not to acquire the Company's Texas operations. The representatives of the Company said that might not be a problem, because Edward Horne, who headed Wilshire Homes (which conducts the Company's Texas operations), had expressed an interest in purchasing it. That led to preliminary agreement that, subject to a detailed diligence review by Lennar, Lennar and the Company would work toward a transaction in which Lennar would purchase all the stock, warrants and options of the Company for $52 million, which would be increased to $53.5 million if, by the time the transaction was ready to take place, the Company had sold Wilshire Homes for at least $23 million. In addition, Lennar would have to provide funding for a tender offer by the Company for $33.3 million principal amount of the Company's 13.75% Senior Notes due 2003 at 101% of their principal amount, which would be required because of Lennar's acquisition of control of the Company (or, to the extent the Senior Notes were not tendered, Lennar would have to provide funds for the payment of the Senior Notes when they matured in May
2003). At that time, there was no decision regarding how the $52 million (or $53.5 million) would be allocated among the Preferred Stock and the common stock and warrants. However, Mr. Zobler said it was likely that Prometheus and Short would accept less for the Preferred Stock than its $1,000 per share liquidation preference.

     At the conclusion of the May 7 meeting, Lennar said it wanted to begin a detailed pre-acquisition diligence review of the Company's operations, assets and financial results. It targeted June 7, 2002, for completion of this review. Lennar, Prometheus and the Company agreed that they would work on agreements while the diligence review was being conducted.

     On May 8, 2002, there was a conference telephone call among representatives of Lennar, Prometheus and the Company, and their respective attorneys (with Clifford Chance Rogers & Wells LLP representing Lennar, Weil Gotshal & Manges LLP representing Prometheus and Milbank, Tweed, Hadley & McCloy LLP representing the Company). During this call, there was discussion of transactions in which Lennar would purchase from Prometheus and Robert Short the Preferred Stock, common stock and warrants they held, and Lennar would acquire the publicly held common stock through a cash tender offer followed by a merger in which stockholders who did not tender their Shares would receive the same cash consideration they would have received if they had tendered their Shares. During the call, Lennar indicated it would probably prefer to have the purchase from Prometheus and Short take place before the Tender Offer began, rather than following expiration of the Tender Offer.

     On May 13, 2002, there was a conference call among Bruce Gross of Lennar, George Yeonas of the Company, and Andrew Zobler of Prometheus. Lennar discussed the status of its diligence review. It asked the Company to agree that it would not, until after Lennar's diligence period expired on June 7, 2002, discuss with anyone other than Lennar a sale of the Company or similar transaction and that if Lennar wanted to proceed with a transaction, but the Company would not enter into the Merger Agreement, the Company would reimburse Lennar for its expenses in connection with its efforts to acquire the Company. Lennar's counsel subsequently circulated drafts of an Exclusivity Agreement reflecting the requested agreements, but it was never signed.

     Later in the day on May 13, 2002, counsel for Lennar distributed drafts of the Merger Agreement and of what became the Securities Purchase Agreement. These drafts contemplated that the purchase of stock and warrants from Prometheus and Short would take place on June 10, 2002, which was the first business day after the June 7, 2002 end of Lennar's anticipated diligence period. They contemplated that the Merger Agreement would be signed on the same day that Lennar purchased stock and warrants from Prometheus and Short.

     On May 15, Short asked that copies of the drafts be sent to his lawyers, Otten, Johnson, Robinson, Neff & Ragonetti P.C.

     During the period from May 13, 2002, until June 7, 2002, Lennar continued its review of the Company's operations, assets and financial results, and counsel for the parties negotiated the terms of the Merger Agreement and the Securities Purchase Agreement. Those negotiations focused primarily on (a) the conditions under which Lennar could elect not to accept Shares which were tendered in response to the Tender Offer, and (b) whether the representations and warranties by Prometheus and Short would extend beyond the closing of the purchase of their stock and warrants. Because Lennar's acquisition of stock and warrants from Prometheus and Short would, in effect, give Lennar majority ownership of the Company, it was agreed that (i) only under very limited conditions would Lennar have the right not to purchase the tendered Shares and
(ii) most of the representations by Prometheus and Short would expire when Lennar purchased their stock and warrants. Consistent with those decisions, inaccuracy of the Company's representations and warranties in the Merger Agreement would not be a basis for Lennar's not purchasing the shares which are tendered in response to the Tender Offer.

     There also were discussions of the exact circumstances under which the purchase price for the Company would increase from $52 million to $53.5 million. It was tentatively agreed that the purchase price would be increased to $53.5 million if, at least ten business days before the Tender Offer was scheduled to expire, the Company signed an agreement to sell Wilshire Homes for at least $23,000,000 and either (i) that sale was completed, or (ii) the Company received a deposit of at least $1,500,000 with regard to the sale which was not refundable under any circumstances (other than because the Company failed to fulfill its obligations in a material respect).

     Other topics that were discussed during the negotiations of the agreements included (i) Lennar's request that a company Short had purchased from the Company acknowledge that, as between it and the Company, the company acquired by Short was responsible for any liability in connection with two pending lawsuits,
(ii) Lennar's request that the president of Wilshire Homes waive any right to severance compensation if he was part of the group which purchased Wilshire Homes (which he was expected to be) or if the purchaser retained him as an employee or in a similar capacity, and (iii) the amount of directors and officers liability insurance the Company would provide after the Merger with regard to occurrences before the Merger. Also, in order to enable Short to get long term capital gain treatment for his sale of warrants (which he had acquired on July 31, 2001), Lennar agreed that its purchase of Short's warrants would not take place until August 1, 2002, even if the Merger took place before then, and as a result Short's warrants became warrants to purchase shares of the corporation which resulted from the Merger.

     On June 4, 2002, Lennar was told that Prometheus and a Special Committee of the Company's Board which was reviewing the proposed sale had agreed on an allocation of the total purchase price between the Preferred Stock and the Shares which the Special Committee would recommend to the Company's Board. That allocation would be $3.75 per Share, which would increase to $3.81 per Share if Wilshire Homes were sold or deemed sold more than 10 days before the Tender Offer was due to expire, and $615.75 per share for the Preferred Stock, which might increase to $648.63 per share. In either case, the purchase price for the Preferred Stock would be significantly less than its liquidation preference of $1,000 per share.

     On June 5, 2002, Bruce Gross of Lennar told George Yeonas of the Company and Andrew Zobler of Prometheus that Lennar had learned that the Company no longer believed its projections of its 2003 earnings before interest, taxes, depreciation and amortization (EBITDA) would be met. On June 6, 2002, Mr. Yeonas and Jeffrey Shirley, the Company's Chief Financial Officer, went to Lennar's offices in Miami and explained that the reason the Company would not meet its 2003 EBITDA projection was that the Company would not be able to start several new home communities in Colorado which had been expected to generate revenues in 2003. On the following day, there were conversations, with Mr. Zobler participating by telephone, in which the representatives of the Company agreed that, in view of the reduction in the projected EBITDA, they would recommend to the Board a reduced sale price of $51 million. It was also agreed that the signing of the Securities Purchase Agreement and the Merger Agreement, and the closing of the purchase of stock and warrants from Prometheus and Short in accordance with the Securities Purchase Agreement, would be postponed to June 14 and would take place simultaneously with the Company's signing of an agreement for the sale of Wilshire Homes and receipt of a $1.5 million deposit in connection with that transaction, which would not be refundable unless the transaction was cancelled because of a material breach of warranty by the Company or because the Company failed to fulfill its obligations in a material respect. Prometheus and the Special Committee of the Company's Board agreed that the Special Committee would recommend an allocation of the reduced purchase price which would result in payment for the common stock (and, therefore, a Tender Price and Merger consideration) of $3.70 per Share, and a purchase price of $3.66 per warrant, and $603.38 per share of Preferred Stock.

     During May and the first part of June, counsel for the Company drafted and negotiated an Agreement and Plan of Merger relating to a sale of Wilshire Homes and related documents, including an Escrow Agreement relating to the $1.5 million deposit. Copies of the drafts were sent to Lennar, and the Company and its counsel incorporated many of Lennar's comments in the Wilshire agreement. Those comments focused primarily on eliminating the possibility that, after Wilshire Homes was sold, the Company might have liabilities related to the sale or might remain liable for some of Wilshire Homes' obligations. Among other things, the purchaser of Wilshire Homes agreed to obtain insurance against some of Wilshire Homes' pre-sale liabilities, in order to ensure that those liabilities would not significantly reduce the insurance coverage which would be available with regard to the Company's other activities. When it was learned that that insurance could not be confirmed within an acceptable time period, the Company, Prometheus and Short agreed to reduce by a total of $350,000 (equal to what the Company's insurance broker had estimated the insurance would cost) the purchase price Lennar would pay for all the equity securities of the Company. As a result, Prometheus and the Special Committee agreed that the Special Committee would recommend a reduced purchase price for the common stock (and, therefore, a Tender Price and Merger Consideration) of $3.68 per Share, and a purchase price of $3.64 per warrant and $597.68 per share of Preferred Stock.

     On June 14, 2002, (a) the Securities Purchase Agreement was executed, (b) the Merger Agreement was executed, (c) the documents carrying out FG Acquisition's purchase of Preferred Stock, common stock and warrants under the Securities Purchase Agreement were executed and (d) the Company and Partnership Acquisition Corporation, a newly formed corporation owned by Hearthstone Equity Partners and the president of Wilshire Homes, signed an agreement to acquire Wilshire Homes. However, because the agreement regarding the purchase of Wilshire Homes was not signed until late afternoon, Eastern time, the $1.5 million deposit could not be made in its entirety on June 14, 2002. Therefore, the Securities Purchase Agreement, the Merger Agreement and the documents relating to the closing under the Securities Purchase Agreement were dated June 17, 2002, and were held by counsel for Lennar under an agreement that (i) they would be released as soon as counsel for Lennar was notified that the $1.5 million deposit had been received and (ii) until that deposit was received, the Securities Purchase Agreement, the Merger Agreement and the other documents would not be effective. The deposit was received, and the Securities Purchase Agreement, the Merger Agreement and the other documents became effective, on the morning of June 17, 2002.

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

12.  PURPOSES OF THE OFFER AND PROPOSED MERGER; PLANS FOR THE COMPANY

     Purposes and Reasons. The purposes of the Offer are to enable Lennar, through the Purchaser, to acquire all the outstanding stock of the Company the Purchaser does not already own, and to become the sole stockholder of the Company.

     If the Purchaser purchases the Shares that are properly tendered and not withdrawn, or the Purchaser fails to purchase those Shares under circumstances that would constitute a breach of the Purchaser's obligations under the Merger Agreement, and the conditions in the Merger Agreement have been fulfilled, the Purchaser will be merged into the Company in a transaction (the "Merger") in which all the remaining stockholders, other than the Purchaser, will receive the same amount in cash that they would have received if they had tendered their Shares in response to the Offer, and the Company will become a wholly-owned subsidiary of Lennar. Lennar and the Purchaser can (but will not be required to) cause the Merger to take place even if the Purchaser terminates the Offer without purchasing the Shares because one of the conditions in the Merger Agreement was not fulfilled.

     Lennar plans to operate the Company as a separate subsidiary. However, Lennar is likely to make changes to the Company's homebuilding and mortgage finance activities to incorporate procedures and techniques used by Lennar in its other homebuilding and mortgage finance activities. Lennar may also cause the Company's mortgage finance activities to be combined with, or replaced by, other of Lennar's mortgage finance subsidiaries.

     Lennar does not have any current plans, proposals or negotiations that would result in an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries (except, possibly, with regard to its mortgage finance activities, as described above), or a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

     After the Purchaser and the Company are merged, the directors of the surviving corporation will be the persons who, immediately before the Merger, are directors of the Purchaser. Lennar may seek to have one or more persons whom it designates elected to the Company's Board of Directors after the Expiration Time and before the Merger takes place. Lennar has agreed in the Merger Agreement that until the Merger takes place or the Merger Agreement is terminated, it will not cause persons designated by it to be elected to a majority of the positions on the Company's Board of Directors or attempt to change the way in which the Company is managed. It is likely that, immediately after the Merger, the officers of the surviving corporation will be a combination of persons who were officers of the Company before the Merger and persons who are officers of Lennar, the Purchaser or Lennar's subsidiaries.

13.  THE MERGER

     General. If the Purchaser accepts the Shares that are properly tendered in response to the Offer and not withdrawn, or the Purchaser fails to purchase those shares under circumstances which constitute a breach of its obligations under the Merger, or the Purchaser terminates the Offer because a condition to the Offer was not fulfilled or waived, but nonetheless chooses to carry out the Merger, subject to satisfaction or waiver of the conditions described below under "Conditions to the Merger," the Purchaser will be merged into the Company, which will be the surviving corporation of the Merger (the "Surviving Corporation"). As a result of the Merger (i) Lennar will become the sole stockholder of the Company, and (ii) all the pre-Merger stockholders of the Company, other than the Purchaser, will receive cash equal to the Offer Price (i.e., $3.68 per share).

     Board Action. The Merger Agreement states that the Company's Board of Directors has adopted the Merger Agreement and approved the Merger.

     Anticipated Terms of the Merger: If the Merger takes place, the principal terms of the Merger will be as follows:

     - Stock of the Company. At the Effective Time, (a) each Share which is not owned by the Purchaser will become the right to receive $3.68 in cash, or any other price per share paid with regard to the Shares tendered in response to the Offer (which the Purchaser has agreed pursuant to the Merger Agreement may not be less than $3.68 per share without the prior consent of the Company) and (b) each Share owned by the Purchaser or by the Company or its subsidiaries, and each share of

       Preferred Stock, will be cancelled and no payment will be made with respect to those Shares or that Preferred Stock.

     - Stock of the Purchaser. At the Effective Time, each share of common or preferred stock of the Purchaser that is outstanding immediately before the Effective Time will be converted into and become one share of the same class of stock of the Surviving Corporation. Therefore, Lennar, which is the sole stockholder of the Purchaser, will become the sole stockholder of the Company.

     - Company Options and Warrants. At the Effective Time, each outstanding option or warrant issued by the Company will become the right to receive
       (i) the amount, if any, by which the Offer Price exceeds the exercise price of the option or warrant, times (ii) the number of Shares issuable upon exercise of the option or warrant in full, except that each Supplemental Warrant (of which the Purchaser owns 5,208,333 and Robert Short owns 729,167, which he has agreed to sell to the Purchaser or Lennar on August 1, 2002) will become a warrant entitling the holder to purchase for $0.04 per share, one share of the Surviving Corporation.

     Conditions to the Merger. The obligations of the Company and of the Purchaser to complete the Merger each will be subject to the conditions that:

       (a) No statute has been enacted, or no rule or regulation has been adopted by a governmental authority, that would make it unlawful for the Purchaser to purchase all the Shares which are tendered in response to the Offer or to carry out the Merger;

       (b) No order has been entered by a court or other governmental authority and is in force which invalidates the Merger Agreement or restrains the Purchaser, Lennar or the Company from purchasing the Shares which are tendered in response to the Offer, from completing the Merger, or from carrying out any other of the transactions contemplated by the Merger Agreement;

       (c) The Company has performed all the obligations it is required to have performed under the Merger Agreement by the Expiration Date, except failures which (i) would not, in the aggregate, materially impair or delay the Purchaser's ability to consummate the purchase of the Common Stock which is tendered in response to the Offer or the ability of the Purchaser and the Company to effect the Merger and
           (ii) would not have, or reasonably be expected to have, a Material Adverse Effect on the Company (as that term is defined in the Merger Agreement), or which (iii) have been caused by or result from a breach of the Merger Agreement by Lennar or the Purchaser; and

       (d) The Merger Agreement has not been terminated.

The Offer also was to be conditioned on completion of the sale to the Purchaser of the Preferred Stock, Shares and warrants contemplated by the Securities Purchase Agreement, but that sale has already been completed.

     Termination. The Merger Agreement may be terminated (i) by the mutual consent of the Purchaser and the Company, (ii) by the Company if any of the conditions to its obligations in the Merger Agreement are not satisfied or waived on or before the day on which the Merger is to take place and (iii) by the Purchaser if any of the conditions to its obligations in the Merger Agreement are not satisfied or waived on or before the day on which the Merger is to take place.

     No Shop Provision. The Merger Agreement provides that the Company will not initiate, solicit or otherwise facilitate any inquiry or the making of any other proposal or offer with respect to an acquisition of the Company, or any purchase of or tender offer for all or any significant portion of the Company's equity securities or any significant portion of the assets of the Company and its subsidiaries. However, the Company may, in response to an unsolicited acquisition proposal which the Company's Board determines, after consultation with its financial advisor, would result in a transaction which (i) would result in the Company's stockholders' receiving consideration greater than the Offer Price and (ii) would be more favorable to the Company's stockholders than the Offer and the Merger, furnish non-public information to the potential acquiror and enter into discussions and negotiations with that potential acquiror. If the Company receives an acquisition proposal, or the Company learns that someone other than the Purchaser is contemplating acquiring all or a substantial portion of the Company, the Company must promptly notify the Purchaser of that fact and provide the Purchaser with all information in the Company's possession which the Purchaser reasonably requests regarding the acquisition proposal.

     Bond Tender. Lennar has agreed to provide funding for a tender offer by the Company for approximately $33 million principal amount of the Company's 13.75% Senior Notes due 2003 at 101% of their principal amount, if required by the terms of those Notes because of Lennar's acquisition of control of the Company.

     Stockholder Vote Required to Approve Merger. Under the Delaware General Corporation Law (the "DGCL"), the affirmative vote of holders of a majority in voting power of the outstanding shares of Preferred Stock and the outstanding Shares, voting together as though they were a single class, is required to approve the Merger. The Purchaser owns Preferred Stock and Shares which entitle it to cast 43.3% of all the votes which currently could be cast with regard to the Merger. It also owns or has agreed to acquire on August 1, 2002 warrants which, if exercised, would increase the Purchaser's voting power to 76.2% of the votes which can be cast. Therefore, if the Merger is presented to the stockholders for approval, the Purchaser will be able to cause the Merger to be approved, even if no other stockholders vote for it. If the Purchaser owns shares which entitle it to cast at least 90% of the votes which can be cast with regard to the Merger, under Section 253 of the DGCL, stockholder approval will not be required. If the Purchaser does not acquire through the Offer a sufficient number of Shares to increase its voting power to 90%, the Purchaser may decide to exercise warrants it holds in order to reach that level.

     Appraisal Rights. If the Merger is consummated, holders of Shares at the Effective Time of the Merger who follow the procedures set forth in Section 262 of the DGCL will be entitled to receive the appraised value of their Shares, which may be more or less than what they would receive as a result of the Merger, regardless of how many Shares are held by persons who seek appraisal of their shares. The text of Section 262 of the DGCL, which contains the requirements and procedures for seeking the appraised value of shares in connection with a merger, is attached as Schedule II to this Offer to Purchase.

     THE REQUIREMENTS FOR SEEKING THE APPRAISED VALUE OF SHARES AS A RESULT OF A MERGER ARE COMPLICATED AND MUST BE FOLLOWED CAREFULLY. WE URGE YOU TO READ THE ATTACHED TEXT OF THE RELEVANT PORTIONS OF THE DGCL IF YOU ARE CONSIDERING NOT TENDERING YOUR SHARES AND INSTEAD DISSENTING FROM THE MERGER AND SEEKING THE APPRAISED VALUE OF YOUR SHARES.

14.  CERTAIN EFFECTS OF THE TRANSACTION

     Nasdaq. The purchase of the Shares tendered in response to the Offer will reduce the number of Shares that might otherwise trade publicly and probably will significantly reduce the number of beneficial owners of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards of the National Association of Securities Dealers, Inc. (the "NASD") for continued inclusion on the Nasdaq National Market (the top tier market of the Nasdaq Stock Market), which require that an issuer have at least 200,000 publicly held shares with a market value of $1 million held by at least 400 stockholders (or 300 stockholders holding round lots) and have net tangible assets of at least $1 million, $2 million or $4 million, depending on profitability levels during the issuer's four most recent fiscal years. If these standards are not met, the Shares might nevertheless continue to be included in the NASD's Nasdaq Stock Market with quotations published in the Nasdaq "additional list" or in one of the "local lists." However, if the number of holders of Shares falls below 300 or the number of publicly held Shares falls below 100,000, or if there are not at least two market makers for Shares, the Shares would no longer qualify for Nasdaq Stock Market reporting, and the Nasdaq Stock Market would cease to provide any quotations. Shares held directly or indirectly by an officer or director of the Company, or by a beneficial owner of more than 10% of the Shares, ordinarily will not be considered as being publicly held for this purpose. According to the Company's transfer agent, as of June 19, 2002, there were approximately 87 holders of record, and approximately 1,050 beneficial owners, of Shares and 3,120,582 Shares were outstanding, of which 2,442,452 Shares were publicly owned (i.e., were not owned by the Purchaser). Therefore, if the Purchaser acquires 2,168,480 or more Shares as a result of the Offer, unless there is an increase in the price of the Common Stock, the market value of the publicly held shares will be less than the minimum required for continued listing on the Nasdaq National Market. Also, Nasdaq has informed the Company that it does not meet a Nasdaq requirement regarding independent directors. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the NASD requirements for continued inclusion on the Nasdaq National Market or in any other tier of the Nasdaq Stock Market, the market for the Shares could be adversely affected.

     If the Shares no longer meet the requirements for inclusion in any tier of the Nasdaq Stock Market, quotations might or might not still be available from other sources. The extent of the public market, and availability of quotations, for the Shares would depend upon the number of holders of Common Stock after the purchase of the Shares tendered in response to the Offer, whether securities firms are interested in maintaining a market in the Shares, the possible termination of registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as described below, and other factors.

     Securities Exchange Act Registration. The Shares are currently registered under the Exchange Act. That registration may be terminated upon application of the Company to the Securities and Exchange Commission if the Shares are not listed on a national securities exchange or quoted on Nasdaq and there are fewer than 300 record holders of the Shares. The termination of registration of the Shares under the Exchange Act would substantially reduce the information the Company would be required to furnish to holders of Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement that the Company furnish a proxy statement or information statement in connection with stockholder actions pursuant to Section 14 of the Exchange Act, and the requirements of Rule 13e-3 under the Exchange Act with respect to "going-private" transactions, no longer applicable to the Company. See Section
16. In addition, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of those securities pursuant to Rule 144 under the Securities Act of 1933, as amended. If the Purchaser purchases the Shares that are tendered in response to the Offer and there are fewer than 300 remaining holders of record of Shares (which is almost certain to be the case, because according to the Company's transfer agent, at June 19, 2002, there were only 87 holders of record), Lennar will cause the Company to terminate the listing of the Common Stock on the Nasdaq National Market and to apply to terminate the registration of the Shares under the Exchange Act. It probably will do that before the stockholders are asked to vote to approve the Merger (if stockholder approval is required), in which case the Purchaser could give the necessary approval of the Merger without the Company's sending a proxy statement or an information statement to its stockholders. If the Purchaser purchases the Shares that are properly tendered and not withdrawn, the Shares probably will no longer be eligible for inclusion on the Nasdaq National Market and the Company may be able to terminate the registration of the Shares under the Exchange Act. If that is the case, the Purchaser will seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon as practicable after they are no longer quoted on the Nasdaq National Market.

15.  DIVIDENDS AND DISTRIBUTIONS

     The Merger Agreement prohibits the Company from paying any dividends or making other distributions with regard to its stock or from issuing any Shares, other than on exercise of outstanding options, until the Effective Time of the Merger.

16.  CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

     General. Based on the Company's representations and warranties in the Merger Agreement and a review of publicly available filings by the Company with the SEC, the Purchaser is not aware of (i) any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares by the Purchaser pursuant to the Offer or by the Merger or (ii) any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the Purchaser to acquire and own Shares.

     Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain "going private" transactions. The Purchaser does not believe Rule 13e-3 applies to the Offer. Therefore, this Offer to Purchase does not contain some information required by Rule 13e-3 with regard to transactions to which it applies. Also, the Purchaser and Lennar have filed with the SEC a Transaction Statement on Schedule TO. The Schedule TO and any exhibits or amendments to it may be inspected at, and copies obtained from, the places described in Section 9.

     State Takeover Statutes. The Company is incorporated under the laws of Delaware. Section 203 of the DGCL limits ability of a Delaware corporation to engage in business combinations with "interested stockholders" (defined generally as any beneficial owner of 15% or more of the outstanding voting stock of the corporation) unless, among other things, the corporation's board of directors has given its prior approval to either the business combination or the transaction which resulted in the stockholder's becoming an "interested stockholder." Before the Purchaser acquired stock of the Company, the Board approved the acquisition by the Purchaser of Preferred Stock, Shares and warrants in accordance with the Securities Purchase Agreement. Further, the board has approved the Purchaser's acquiring Shares through the Offer without limitation as to amount. Therefore, Section 203 of the DGCL does not apply to the Merger.

     A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in those states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law, and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

17.  FEES AND EXPENSES

     Except as set forth below, neither the Purchaser nor Lennar will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

     The Purchaser has retained D.F. King & Co., Inc., to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, facsimile, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners of Shares. The Information Agent will receive reasonable and customary compensation together with reimbursement for its reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.

     In addition, the Purchaser has retained EquiServe as the Depositary. The Depositary has not been asked to make solicitations or recommendations in its role as Depositary. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses. Brokers, dealers, commercial banks and trust companies will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering material to their customers.

18.  MISCELLANEOUS

     The Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action or pursuant to any state statute. If the Purchaser becomes aware of any state statute that prohibits the making of the Offer or the acceptance of Shares that are tendered in response to the Offer, the Purchaser will make a good faith effort to comply with that state statute. If after a good faith effort the Purchaser cannot comply with any state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of Shares in that state.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER THAT IS NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. IF ANYONE GIVES ANY INFORMATION OR MAKES ANY REPRESENTATION THAT DIFFERS FROM WHAT IS SAID IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, THAT INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE PURCHASER.

     The Purchaser and Lennar have filed with the SEC a Tender Offer Statement on Schedule TO (the "Schedule TO"), together with exhibits, pursuant to Rule 14d-3 of the Rules under the Exchange Act, containing information with respect to the Offer in addition to what is contained in this Offer to Purchase, and they may file amendments to the Schedule TO. The Schedule TO and any amendments to it, including exhibits, may be inspected at, and copies may be obtained from, the places described in Section 9.

                                          FG ACQUISITION CORPORATION

June 20, 2002

                                   SCHEDULE I

           CERTAIN INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
                      OFFICERS OF LENNAR AND THE PURCHASER

1.  DIRECTORS AND EXECUTIVE OFFICERS OF LENNAR

                         PRINCIPAL OCCUPATION OR EMPLOYMENT DURING PAST FIVE YEARS,
NAME                          POSITIONS WITH LENNAR AND CERTAIN DIRECTORSHIPS
----                     ----------------------------------------------------------
Leonard Miller........  Leonard Miller is a Director and the Chairman of the Board
                        of Lennar Corporation. He is a founder of Lennar
                        Corporation, and from its inception in 1969 until April
                        1997, Mr. Miller was President and Chief Executive Officer
                        of Lennar Corporation. Mr. Miller is the former Chairman of the Board of Trustees of the University of Miami, and
                        currently is the Chairman of the South Florida Annenberg
                        Challenge, Chairman of the Board and a Director of Union
                        Bank of Florida and a Director of LNR Property Corporation.
                        Mr. Miller is the father of Stuart Miller and the
                        father-in-law of Steven Saiontz.
Stuart A. Miller......  Mr. Miller is a Director and is the President and Chief
                        Executive Officer of Lennar Corporation. Mr. Miller has been a Director of Lennar Corporation since 1990 and President
                        and Chief Executive Officer of Lennar Corporation since
                        April 1997. From 1985 to April 1997 Mr. Miller was a Vice
                        President of Lennar, and also held various executive
                        positions. Mr. Miller is also the Chairman of the Board of
                        LNR Property Corporation and a Director of Union Bank of
                        Florida. Mr. Miller is the son of Leonard Miller and
                        brother-in-law of Steven Saiontz.
Robert J. Strudler....  Mr. Strudler is Vice Chairman of the Board of Directors and
                        Chief Operating Officer of Lennar Corporation. Mr. Strudler
                        has been Vice Chairman of the Board of Directors and Chief
                        Operating Officer of Lennar Corporation since May 2000.
                        Prior to May 2000, Mr. Strudler was the Chairman and
                        Co-Chief Executive Officer of U.S. Home Corporation,
                        positions that he held for over five years. Mr. Strudler was inducted into the National Association of Home Builders Hall of Fame in 2000.
Bruce E. Gross........  Mr. Gross is a Vice President and the Chief Financial
                        Officer of Lennar Corporation. Mr. Gross has been Vice
                        President and Chief Financial Officer of Lennar Corporation
                        since joining Lennar in 1997. Prior to joining Lennar
                        Corporation, Mr. Gross was employed as Senior Vice
                        President, Controller and Treasurer of Pacific Greystone
                        Corporation since its inception in 1991.
Marshall H. Ames......  Mr. Ames is a Vice President of Lennar Corporation. Mr. Ames
                        has been a Vice President of Lennar Corporation since 1982.
                        Mr. Ames has also held various positions in Lennar's
                        Homebuilding Division.
Diane J. Bessette.....  Ms. Bessette is a Vice President and the Controller of
                        Lennar Corporation. Ms. Bessette has been a Vice President of Lennar Corporation since 2000 and the Controller of
                        Lennar Corporation since 1997. Ms. Bessette joined Lennar
                        Corporation in 1995. Prior to joining Lennar, Ms. Bessette was employed as a Financial Senior Manager at the Holson
                        Burnes Group, Inc. She has also been employed by Price
                        Waterhouse LLP.
Jonathan M. Jaffe.....  Mr. Jaffe is a Director and a Vice President of Lennar
                        Corporation. Mr. Jaffe has been a Vice President of Lennar
                        Corporation since 1994 and a Director since 1997. Prior to
                        1994, Mr. Jaffe held various executive positions with
                        several of Lennar's subsidiaries. Mr. Jaffe is also a
                        Regional President in Lennar's Homebuilding Division.

                         PRINCIPAL OCCUPATION OR EMPLOYMENT DURING PAST FIVE YEARS,
NAME                          POSITIONS WITH LENNAR AND CERTAIN DIRECTORSHIPS
----                     ----------------------------------------------------------
Craig M. Johnson......  Mr. Johnson is a Vice President of Lennar Corporation. Mr.
                        Johnson has been a Vice President of Lennar Corporation
                        since May 2000. Prior to May 2000, Mr. Johnson was a Senior
                        Vice President of U.S. Home Corporation. Mr. Johnson is also
                        President of Strategic Technologies, Inc., a subsidiary of
                        Lennar.
Waynewright E.          Mr. Malcolm is a Vice President and the Treasurer of Lennar
  Malcolm.............  Corporation. Mr. Malcolm has been Treasurer of Lennar
                        Corporation since joining Lennar in 1997 and became a Vice
                        President in May 2000. Prior to joining Lennar, Mr. Malcolm was employed as Director, Finance and Regulatory Affairs, at
                        Citizens Utilities Company.
David B. McCain.......  Mr. McCain is Vice President, General Counsel and Secretary
                        of Lennar Corporation. Mr. McCain has held these positions since joining Lennar Corporation in 1998. Prior to joining
                        Lennar Corporation, Mr. McCain was employed at John Alden
                        Asset Management Company for more than 10 years, where he
                        last served as Vice President, General Counsel and
                        Secretary.
Allan J. Pekor........  Mr. Pekor is Vice President of Lennar Corporation. Mr. Pekor
                        has been Vice President of Lennar Corporation since 1997.
                        Mr. Pekor has held various executive positions with Lennar since 1979. Mr. Pekor also serves as President of Lennar
                        Financial Services, Inc., a position he has held since 1997.
Steven J. Saiontz.....  Mr. Saiontz is a Director of Lennar Corporation. Mr. Saiontz
                        has been a Director of Lennar Corporation since 1990. Mr.
                        Saiontz has been the Chief Executive Officer and a Director of LNR Property Corporation since June 1997. Prior to June
                        1997, he was the President of Lennar Financial Services,
                        Inc., a position he held for more than five years. Mr.
                        Saiontz is also a Director of Union Bank of Florida. Mr.
                        Saiontz is the son-in-law of Leonard Miller and
                        brother-in-law of Stuart A. Miller.
Steven L. Gerard......  Mr. Gerard is a Director of Lennar Corporation. Mr. Gerard
                        has served as a Director of Lennar Corporation since 2000.
                        Mr. Gerard is also the Chief Executive Officer and a
                        Director of Century Business Services, Inc. From July 1997
                        to October 2000, Mr. Gerard was Chairman and Chief Executive
                        Officer of Great Point Capital, Inc. Mr. Gerard was
                        previously Chairman and Chief Executive Officer of Triangle
                        Wire & Cable, Inc., and its successor, Ocean View Capital,
                        Inc., from September 1992 to July 1997. Mr. Gerard is also a
                        Director of Fairchild Corporation, TIMCO Aviation Services,
                        Inc. and Joy Global, Inc.
Sidney Lapidus........  Mr. Lapidus is a Director of Lennar Corporation. Mr. Lapidus
                        has been a Director of Lennar Corporation since 1997. Mr.
                        Lapidus has been a Partner of Warburg, Pincus & Co. and a
                        Managing Director of E.M. Warburg, Pincus & Co., LLC (and
                        its predecessor) since 1974 and has been with Warburg Pincus since 1967. Mr. Lapidus currently serves on the Boards of
                        Directors of Information Holding, Inc., Knoll, Inc. and
                        Radio Unica Communications Corp., as well as a number of
                        private companies.

                         PRINCIPAL OCCUPATION OR EMPLOYMENT DURING PAST FIVE YEARS,
NAME                          POSITIONS WITH LENNAR AND CERTAIN DIRECTORSHIPS
----                     ----------------------------------------------------------
Herve Ripault.........  Mr. Ripault is a Director of Lennar Corporation. Mr. Ripault
                        has been a Director of Lennar Corporation since 2000. Mr.
                        Ripault has been an Associate of Optigestiom S.A., a French fund management company, since November 1991. Mr. Ripault
                        retired in October 1991 as Chairman of the Board of
                        Delahaye -- Ripault, S.A., Agent de Change, a member of the
                        Paris Stock Exchange, Paris, France. Mr. Ripault had been
                        associated with that firm from June 1985 until his
                        retirement. Mr. Ripault was associated with Societe des
                        Maisons Phenix, a homebuilding company in France, from 1979 to 1985, during which time he was Executive Vice
                        President -- Finance.
Irving Bolotin........  Mr. Bolotin is a Director of Lennar Corporation. Mr. Bolotin
                        has been a Director of Lennar Corporation since 1974. Mr.
                        Bolotin was a Senior Vice President of Lennar Corporation
                        until his retirement on December 31, 1998. He held that
                        position for more than five years. Mr. Bolotin is also a
                        Director of Rechtien International Trucks, Inc.
R. Kirk Landon........  Mr. Landon is a Director of Lennar Corporation. Mr. Landon
                        has been a Director of Lennar Corporation since 1999. Mr.
                        Landon is the President of The Kirk Foundation, President of
                        The Kirk A. and Dorothy P. Landon Foundation, Chairman of
                        Innovative Surveillance Technology and Chairman of Orange
                        Clothing Company. Mr. Landon is also Vice Chairman of the
                        Board of Trustees of Barry University. From 1980 to 1999 Mr.
                        Landon was Chairman of the Board of American Bankers
                        Insurance Group and from 1991 to 1998, he was a Director of the Federal Reserve Bank, Atlanta/Miami Branch.
Donna E. Shalala......  Dr. Shalala is a Director of Lennar Corporation. Dr. Shalala
                        has been a Director of Lennar Corporation since 2001. Dr.
                        Shalala is a Professor of Political Science and President of
                        the University of Miami. Dr. Shalala served as U.S.
                        Secretary of Health and Human Services from January 1993 to
                        January 2001. She was Chancellor of the University of
                        Wisconsin -- Madison from 1987 to 1993. Dr. Shalala also
                        served as the President of Hunter College from 1980 to 1987, and as Assistant Secretary at HUD during the Carter
                        administration. Dr. Shalala has been a professor at Syracuse
                        University, Columbia University of New York and the
                        University of Wisconsin. Dr. Shalala is a member of the
                        Council on Foreign Relations, a Director of Gannett Co.,
                        Inc. and trustee of the Henry J. Kaiser Family Foundation.

2.  DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER

                         PRINCIPAL OCCUPATION OR EMPLOYMENT DURING PAST FIVE YEARS,
NAME                       POSITIONS WITH THE PURCHASER AND CERTAIN DIRECTORSHIPS
----                     ----------------------------------------------------------
Bruce Gross...........  Mr. Gross is the President and is a Director of the
                        Purchaser. Mr. Gross's biographical information is set forth above.
Diane Bessette........  Ms. Bessette is Vice President and is a Director of the
                        Purchaser. Ms. Bessette's biographical information is set
                        forth above.
David McCain..........  Mr. McCain is the Secretary and is a Director of the
                        Purchaser. Mr. McCain's biographical information is set
                        forth above.
Waynewright Malcolm...  Mr. Malcolm is Treasurer and is a Director of the Purchaser.
                        Mr. Malcolm's biographical information is set forth above.

                                  SCHEDULE II

              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

     262 APPRAISAL RIGHTS. -- (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec.228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholders' shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec.251 (other than a merger effected pursuant to sec.251(g) of this title), sec.252, sec.254, sec.257, sec.258, sec.263 or sec.264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec.251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec.251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec.253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec.228 or sec.253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitle to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

     Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of the Company or the stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                        The Depositary for the Offer is:

                                   EQUISERVE

   By Registered or            Facsimile
          Certified          Transmission:             By Hand:          By Overnight Courier:
         Mail:
       EquiServe            (781) 575-2233       Securities Transfer &         EquiServe
   Corporate Actions                              Reporting Services,      Corporate Actions
                                                         Inc.
    P.O. Box 43014                                   c/o EquiServe          150 Royall St.
 Providence, RI 02940                               100 William St.        Canton, MA 02021
                                                       Galleria
                                                  New York, NY 10038

                          For Confirmation Telephone:

                                 (781) 575-3170

     Any questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone numbers and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                             D.F. KING & CO., INC.
                                77 Water Street
                               New York, NY 10005

             Banks and Brokerage Firms Call Collect: (212) 269-5550
                   All Others Call Toll Free: (800) 207-3155